Exhibit 99.(a)(6)
Subject: Important Notice Regarding the Stock Option Repurchase Offer and Direct Purchase of Common Stock
Dear Spectrum Pharmaceuticals Employee:
     We wanted to send you this notice to remind you that the deadline of Monday, April 20, 2009 (11:59 P.M., Pacific Time) is approaching for you to elect to participate in the stock option repurchase program and direct stock purchase program. If you wish to participate in the offer to tender your eligible options or use some or all of the proceeds of that tendering of your eligible options to purchase shares of our common stock directly from us, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on Monday, March 23, 2009 (the “offering materials”), you must follow the following procedures:
     To participate in the stock option repurchase, you must complete and sign the Letter of Transmittal and deliver it to the Company by email to lisa.broman@spectrumpharm.com or by mail to Attn: Lisa Broman, Spectrum Pharmaceuticals, Inc., 157 Technology Drive, Irvine, California 92618, which must be submitted before 11:59 P.M., Pacific Time, on Monday, April 20, 2009 (or, if we extend the Offer, such later date we will specify). If you do not submit your completed Letter of Transmittal before 11:59 P.M., Pacific Time, on Monday, April 20, 2009, your tender of eligible options will not be given effect.
     To participate in the Share Purchase, you must elect to use some or all of your Cash Payment before the expiration of the Offer. To use some or all of your Cash Payment to purchase shares of our common stock directly from us, you must complete and sign the same Letter of Transmittal as you used to elect to participate in the stock option repurchase and deliver it and a signed Stock Purchase Agreement to the Company by email to lisa.broman@spectrumpharm.com or by mail to Attn: Lisa Broman, Spectrum Pharmaceuticals, Inc., 157 Technology Drive, Irvine, California 92618, which must be submitted before 11:59 P.M., Pacific Time, on Monday, April 20, 2009 (or, if we extend the Offer, such later date we will specify). If you do not submit your completed Letter of Transmittal before 11:59 P.M., Pacific Time, on Monday, April 20, 2009, your tender of eligible options will not be given effect, or if you have elected to tender your options but have not indicated an election to use some or all of your Cash Payment to purchase shares of our common stock directly from us, you will receive a Cash Payment.
     Stock Option Repurchase and Share Purchase Program
     Note that your participation in the offer or share purchase is completely voluntary. You are not obligated to participate in the offer or share purchase, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance or for additional copies of any offering materials should be made by email to wpedranti@spectrumpharm.com. The Company will attempt to respond to all questions.